Exhibit 99.1

METEN HOLDING GROUP LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	December 31, 2020	September 30, 2021
	RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash and cash equivalents	90,115	279,920	43,443
Contract assets	6,194	3,193	496
Accounts receivable, net	27,013	13,043	2,024
Other contract costs	47,125	27,011	4,192
Prepayments and other current assets	50,658	39,094	6,067
Amounts due from related parties	7,934	4,500	698
Prepaid income tax	14,460	13,825	2,146

Total current assets	243,499	380,586	59,066

Non-current assets
Restricted cash	10,358	8,715	1,353
Other contract costs	9,316	19,427	3,015
Equity method investments	24,552	30,632	4,754
Property and equipment, net	146,891	113,429	17,604
Operating lease right-of-use assets	322,559	249,219	38,678
Intangible assets, net	19,337	15,114	2,346
Deferred tax assets	6,997	3,906	606
Goodwill	274,567	242,962	37,707
Long-term prepayments and other non-current assets	40,754	34,583	5,369

Total non-current assets	855,331	717,987	111,432

Total assets	1,098,830	1,098,573	170,498

	December 31, 2020	September 30, 2021
	RMB’000	RMB’000	US$’000

Current liabilities
	17,013	19,765	3,067
Bank loans	133,900	18,350	2,848
Deferred revenue	341,934	281,748	43,727
Salary and welfare payable	67,609	50,594	7,852
Financial liabilities from contracts with customers	384,561	308,607	47,895
Accrued expenses and other payables	46,030	14,952	2,321
Income taxes payable	267	409	63
Amounts due to related parties	50,192	-	-
Current operating lease liabilities	131,151	108,362	16,818
Total current liabilities	1,172,657	802,787	124,591

Non-current liabilities
Deferred revenue	46,927	53,291	8,271
Deferred tax liabilities	7,661	5,198	807
Operating lease liabilities	200,409	142,164	22,064
Non-current tax payable	33,718	33,885	5,259

Total non-current liabilities	288,715	234,538	36,401

Total liabilities	1,461,372	1,037,325	160,992

	December 31, 2020	September 30, 2021
	RMB’000	RMB’000	US$’000

Shareholders’ equity (deficit)
Ordinary shares	37	132	20
Additional paid-in capital	557,535	1,326,229	205,828
Accumulated deficit	(936,247)	(1,272,973)	(197,562)

Total equity (deficit) attributable to shareholders of the Company	(378,675)	53,388	8,286
Non-controlling interests	16,133	7,860	1,220

Total equity (deficit)	(362,542)	61,248	9,506

Commitments and contingencies	-	-	-

Total liabilities and shareholders’ equity (deficit)	1,098,830	1,098,573	170,498

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